UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Novatel Wireless, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

66987M604

(CUSIP Number)

Andrea L. Mancuso

460 Herndon Parkway, Suite 150,

Herndon, VA 20170

(703) 456-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 66987M604	Page 2 of 8 Pages

1	Name of reporting person OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings 2, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds BK
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,352,941
	9	Sole dispositive power 0
	10	Shared dispositive power 12,352,941
11	Aggregate amount beneficially owned by each reporting person 12,352,941
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 66987M604	Page 3 of 8 Pages

1	Name of reporting person OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,352,941
	9	Sole dispositive power 0
	10	Shared dispositive power 12,352,941
11	Aggregate amount beneficially owned by each reporting person 12,352,941
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 66987M604	Page 4 of 8 Pages

1	Name of reporting person OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Philip A. Falcone
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,352,941
	9	Sole dispositive power 0
	10	Shared dispositive power 12,352,941
11	Aggregate amount beneficially owned by each reporting person 12,352,941
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 66987M604	Page 5 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D, filed on September 16, 2014 (the “Schedule 13D”), and relates to the shares of Common Stock, $0.001 par value (the “Shares”), of Novatel Wireless, Inc. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HC2 Holdings and HC2 has been updated and is listed on Schedule A hereto under the heading “HC2 Holdings Executive Officers and Directors” and “HC2 Executive Officers and Directors,” respectively. Certain additional information required by this Item 2 and General Instruction to Schedule 13D is set forth on Schedule A which is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information provided and incorporated by reference in Item 5 is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

On November 17, 2014, upon receipt of the stockholder approval of the transactions described in the Schedule 13D, the Preferred Shares were automatically converted into 871,960 Shares in accordance with the terms of the Certificate of Designations of Series C Convertible Preferred Stock, filed with the Secretary of State of Delaware on September 8, 2014. Also as a result of the receipt of stockholder approval, the HC2 ownership limitation set forth in the Warrant no longer applies.

(a, b) As of the date hereof, HC2 Holdings may be deemed to be the beneficial owner of 12,352,941 Shares, representing the beneficial ownership of 24.9% of the Shares.

HC2 Holdings has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 12,352,941 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 12,352,941 Shares.

(a, b) As of the date hereof, HC2 may be deemed to be the beneficial owner of 12,352,941 Shares, representing the beneficial ownership of 24.9% of the Shares.

HC2 has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 12,352,941 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 12,352,941 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 12,352,941 Shares, representing the beneficial ownership of 24.9% of the Shares.

Mr. Falcone has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 12,352,941 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 12,352,941 Shares.

(c) Other than as reported above and in the Schedule 13D, the Reporting Persons have not effected any transactions in the Shares.

SCHEDULE 13D

CUSIP	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2014

HC2 HOLDINGS 2, INC.

By:	/s/ Mesfin Demise
	Name:	Mesfin Demise
	Title:	Chief Financial Officer and Director

HC2 HOLDINGS, INC.

By:	/s/ Andrea L. Mancuso
	Name:	Andrea L. Mancuso
	Title:	Acting General Counsel and Corporate Secretary

/s/ Philip A. Falcone
Philip A. Falcone
Title:	President, Chief Executive Officer and Chairman of the Board of Directors